UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 944,867
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 944,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 944,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Semi-Annual Shareholder Report (the “Shareholder Report”) filed with the Securities and Exchange Commission on May 5, 2023.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 961,867[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 961,867[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 961,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 944,867 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Shareholder Report.

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 329,236[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 329,236[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 329,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 329,236 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.
2	The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Shareholder Report.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022, Amendment No. 9 filed on February 13, 2023 and Amendment No. 10 filed on July 6, 2023 (collectively, the “Schedule 13D”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented to add the following paragraph:

On January 12, 2023, Ocean Capital sold 50,000 shares of Common Stock on the open market at an average price of $0.90 per share of Common Stock for a total of $45,000. On June 30, 2023, Ocean Capital sold 13,185 shares of Common Stock on the open market at an average price of $1.08 per share of Common Stock, for a total of $14,239.80.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On January 5, 2023, the Plaintiffs filed an amended complaint in the pending federal action, captioned Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. et al. v. Ocean Capital LLC et al., No. 22-cv-01101 (D.P.R.). The amendment added a ninth plaintiff but did not substantially modify the underlying allegations of purported violations of Sections 13(d) and 14(a) of the Exchange Act. Ocean Capital has appended the Plaintiffs’ Complaint and amended complaint to prior proxy soliciting materials, dated March 16, 2022 and January 23, 2023, so that stockholders can examine the Plaintiffs’ allegations, which Ocean Capital and the remaining defendants deny and have filed motions to dismiss as legally insufficient.

On April 4, 2023, Ocean Capital filed its amended answer and counterclaims against the Issuer, Puerto Rico Residents Tax-Free Fund VI, Inc. (“PRRTFF VI”), and Tax Free Fund for Puerto Rico Residents, Inc. (“TFF I”), seeking relief pursuant to Article 7.15 of the Puerto Rico General Corporations Law (14 L.P.R.A. § 3655) (“Section 3655”). In particular, Ocean Capital seeks a declaration that its nominees were validly elected to the counterclaim defendant funds’ respective boards of directors at the 2021 Annual Meeting, the 2021 annual meeting of stockholders of PRRTFF VI, and the 2022 annual meeting of stockholders of TFF I. Ocean Capital believes that the Issuer’s, PRRTFF VI’s, and TFF I’s refusal to recognize the valid election of Ocean Capital’s nominees unlawfully disenfranchises the funds’ stockholders. Ocean Capital’s motion is fully briefed and pending before the Court.

There are several other motions currently pending before the Court.  On January 23, 2023, Ocean Capital filed a motion for judgment on the pleadings and additional defendants filed a motion to dismiss the amended complaint for failure to state a claim and mootness. On February 10, 2023, Defendant Meir Hurwitz filed a motion to dismiss for insufficient service. On April 14, 2023, Ocean Capital also moved for a statutory injunction pursuant to Section 3655, seeking a court order directing that the 2021 Nominees and Ocean Capital’s nominees to the boards of PRRTFF VI and TFF I, all of whom were elected to their respective boards by overwhelming margins, should be seated as directors without further delay. On April 18, 2023, the Issuer, PRRTFF VI, and TFF I moved to dismiss, or alternatively stay, Ocean Capital’s amended counterclaims, asserting that the counterclaims were not appropriately decided until the Plaintiffs’ claims had been resolved. All of these motions have been fully briefed and remain pending before the Court. Most recently, on July 26, 2023, Ocean Capital filed a motion for leave to submit supplemental authorities—specifically, three newly decided cases that Ocean Capital believes support its positions on its motion for judgment on the pleadings and other defendants’ motion to dismiss.

As of July 28, 2023, the Issuer has not yet seated the 2021 Nominees or the 2022 Nominees as duly elected directors of the Issuer, despite support from shareholders for such nominees. The Issuer’s incumbent directors who lost their re-election continue to serve on the Board. Ocean Capital strongly believes that the incumbent directors who lost their re-election should immediately cease all director activities and facilitate an orderly transition.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,916,854 shares of Common Stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Shareholder Report.

A.	Ocean Capital LLC

(a)	As of the close of business on July 28, 2023, Ocean Capital beneficially owned 944,867 shares of Common Stock.

Percentage: Approximately 11.9%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 944,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 944,867

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	William Heath Hawk

(a)	As of the close of business on July 28, 2023, Mr. Hawk beneficially owned 961,867 shares of Common Stock.

Percentage: Approximately 12.1%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 961,867

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 961,867

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Brent D. Rosenthal

(a)	As of the close of business on July 28, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	José R. Izquierdo II

(a)	As of the close of business on July 28, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Ethan A. Danial

(a)	As of the close of business on July 28, 2023, Mr. Danial beneficially owned 329,236 shares of Common Stock.

Percentage: Approximately 4.2%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 329,236

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 329,236

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mojdeh L. Khaghan

(a)	As of the close of business on July 28, 2023, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 944,867 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 329,236 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2023

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

OCEAN CAPITAL LLC

Nature of the Transaction	Securities Purchased (Sold)		Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	(13,185.00	)*	1.08	6/30/2023

*	Represents transactions made on the open market by Ocean Capital LLC.

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.